October 28, 2024

Neil Reithinger
President
RedHawk Acquisition I Corp.
14201 N. Hayden Road, Suite A-1
Scottsdale, AZ 85260

        Re: RedHawk Acquisition I Corp.
            Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted October 7, 2024
            CIK No. 0002032260
Dear Neil Reithinger:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 6, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
Cover Page

1.     We note your response to prior comment 2, and we reissue the comment.
You
       continue to state in the last paragraph on page 2, in the first paragraph on page 7, and several times in Note 1 that funds will be returned after 18 months, without providing the additional explanatory text.
Series A Preferred Stock, page 25

2. Please expand your disclosure under "Conversion" to clarify how the 4.99% limitation would operate in the event that holders seek to convert all of the Series A Preferred
 October 28, 2024
Page 2

       into common stock. Disclose whether the holders currently hold more than the 4.99%
       limitation or if such conversion would yield ownership over that amount regardless of their current holdings. If so, discuss whether the terms effectively eliminate the possibility to convert the Series A until there are substantially more shares of common stock outstanding.
Directors, Executive Officers, Promoters and Control Persons, page 34

3. We note your response to prior comment 19. It appears that certain individuals not named in this section are identified as members of your "management team" in other materials you provided. Please revise or expand the disclosure in this section as appropriate, or advise.
       Please contact Steve Lo at 202-551-3394 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact
Cheryl Brown at 202-551-3905 or Timothy Levenberg at 202-551-3707 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Brian Higley, Esq., of Business Legal Advisors